Mercedes-Benz Auto Lease Trust 2021-A
Investor Report
Collection Period Ended   31-Oct-2022

Amounts in USD

Dates

Collection Period No.	22			
Collection Period (from... to)	1-Oct-2022	31-Oct-2022		
Determination Date	10-Nov-2022			
Record Date	14-Nov-2022			
Payment Date	15-Nov-2022			
Interest Period of the Class A-1 Notes (from... to)	17-Oct-2022	15-Nov-2022	Actual/360 Days	29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 11/15/202	15-Oct-2022	15-Nov-2022	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	245,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	490,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	428,000,000.00	258,579,761.83	222,850,259.47	35,729,502.36	83.480146	0.520678
Class A-4 Notes	110,860,000.00	110,860,000.00	110,860,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,273,860,000.00**	**369,439,761.83**	**333,710,259.47**	**35,729,502.36**		
Overcollateralization	216,039,733.86	234,659,208.08	234,659,208.08			
Total Securitization Value	**1,489,899,733.86**	**604,098,969.91**	**568,369,467.55**			
present value of lease payments	611,000,074.64	130,238,836.99	116,466,687.12			
present value of Base Residual Value	878,899,659.22	473,860,132.92	451,902,780.43			

	Amount	Percentage
Initial Overcollateralization Amount	216,039,733.86	14.50%
Target Overcollateralization Amount	234,659,208.08	15.75%
Current Overcollateralization Amount	234,659,208.08	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.146940%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.180000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.250000%	53,870.78	0.125866	35,783,373.14	83.606012
Class A-4 Notes	0.320000%	29,562.67	0.266667	29,562.67	0.266667
Total		**83,433.45**		**$35,812,935.81**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,415,404,747.17**	**529,603,983.22**	**493,874,480.86**

Available 2021-A Collections

Lease Payments Received	13,077,009.80
Net Sales Proceeds-early terminations (incl Defaulted Leases)	14,698,714.29
Net Sales Proceeds-scheduled terminations	15,603,206.29
Excess wear and tear included in Net Sales Proceeds	8,175.33
Excess mileage included in Net Sales Proceeds	15,756.14
Subtotal	**43,378,930.38**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	92,282.34
Total Available Collections	**43,471,212.72**

Distribution on the Exchange Note

(1) Total Servicing Fee	503,415.81
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (0.33%)	145,641.10
(3) Exchange Note Principal Distributable Amount	35,729,502.36
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	7,092,653.45
Total Distribution	**43,471,212.72**

Available Funds ABS Notes

Total Exchange Note Payments	35,875,143.46
Reserve Account Draw Amount	0.00
Total Available Funds	**35,875,143.46**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	83,433.45
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	35,729,502.36
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	62,207.65
Total Distribution	**35,875,143.46**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	503,415.81	503,415.81	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	83,433.45	83,433.45	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	53,870.78	53,870.78	0.00
thereof on Class A-4 Notes	29,562.67	29,562.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	83,433.45	83,433.45	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	35,729,502.36	35,729,502.36	0.00
Principal Distribution Amount	35,729,502.36	35,729,502.36	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,724,749.33
Reserve Fund Amount - Beginning Balance	3,724,749.33
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	8,387.92
minus Net Investment Earnings	8,387.92
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,724,749.33
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	8,387.92
Net Investment Earnings on the Exchange Note	
Collection Account	83,894.42
Investment Earnings for the Collection Period	92,282.34

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,489,899,733.86	35,662
Securitization Value beginning of Collection Period	604,098,969.91	17,839
Principal portion of lease payments	9,690,251.49	
Terminations- Early	12,008,887.95	
Terminations- Scheduled	13,296,934.32	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	733,428.60	
Securitization Value end of Collection Period	568,369,467.55	17,000
Pool Factor	38.15%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.68%	6.67%
Weighted Average Remaining Term (months)	25.29	10.47
Weighted Average Seasoning (months)	13.33	29.16
Aggregate Base Residual Value	1,003,544,881.25	476,591,960.04
Cumulative Turn-in Ratio		28.47%
Proportion of base prepayment assumption realized life to date		70.90%
Actual lifetime prepayment speed		0.72%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	565,222,670.23	16,921	99.45%
31-60 Days Delinquent	2,239,466.38	53	0.39%
61-90 Days Delinquent	557,592.67	18	0.10%
91-120 Days Delinquent	349,738.27	8	0.06%
Total	568,369,467.55	17,000	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.160%
Delinquency Trigger occurred	No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	618,112.04	21	19,818,478.74	539
Liquidation Proceeds	536,299.38		18,748,288.66	
Recoveries	86,987.59		2,128,600.83	
Principal Net Credit Loss / (Gain)	(5,174.93)		(1,058,410.75)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.011)%	
Prior Collection Period	(0.094%)	
Second Prior Collection Period	0.008 %	
Third Prior Collection Period	0.230 %	
Four Month Average	0.033%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.071)%

Average Net Credit Loss / (Gain)   (1,963.66)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	25,421,138.83	818	565,314,337.23	18,115
Sales Proceeds and Other Payments Received	29,773,675.35		668,383,523.04	
Residual Loss / (Gain)	(4,352,536.52)		(103,069,185.81)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(8.909)%	
Prior Collection Period	(7.088%)	
Second Prior Collection Period	(6.144%)	
Third Prior Collection Period	(6.074%)	
Four Month Average	(7.054)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (6.918)%

Average Residual Loss / (Gain)   (5,689.71)